As filed with the Securities and Exchange Commission on October 15, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

NexPoint Strategic Opportunities Fund

(Name of Subject Company (Issuer))

NexPoint Strategic Opportunities Fund

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

65340G205

(CUSIP Number of Securities)

Lauren Thedford

NexPoint Strategic Opportunities Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Charles R. Miller K&L Gates, LLP 1601 K St NW #1 Washington, DC 20006 Telephone: (202) 778-9372	Thomas A. DeCapo Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing party: [ ]
Form or registration No.: [ ]	Date filed: [ ]

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by NexPoint Strategic Opportunities Fund (the “Company”) and relates to a pre-commencement communication by the Company with respect to the Company’s common shares of beneficial interest, par value $0.001 per share (“Common Shares”).

On October 15, 2020, the Company issued a press release announcing its intention to commence a tender offer for up to 15 million Common Shares in exchange for $150 million in preferred shares and cash (the “Exchange Offer”). The Exchange Offer will only be made to current holders of Common Shares (“Shareholders”). Upon commencement of the Exchange Offer, the Company will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO containing an offer to exchange, forms of letters of transmittal and related exhibits. These documents will contain important information about the Exchange Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Exchange Offer by directing a request to: AST Fund Solutions, LLC, or by calling (800) 829-6554.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

99.1	Press Release, dated October 15, 2020.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release, dated October 15, 2020 (Filed herewith).

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